Faith L. Charles | 212 692 6770 | flcharles@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

March 15, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop - Room 6010
Attention: Jeffrey Riedler, Assistant Director

Re:	Response Genetics, Inc.
Registration Statement on Form SB-2
Commission File No. 333-139534

Dear Mr. Riedler:

On behalf of Response Genetics, Inc., a Delaware corporation (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form SB-2 (the “Registration Statement”), as filed with the Commission on December 21, 2006. Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated January 17, 2007. As requested, the responses are numbered to correspond to the comments set forth in the Comment Letter, and we have incorporated the comments into the response letter. The Company has also updated the Amendment with financial information for its most recently completed fiscal year ended December 31, 2006.

We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to you and Sonia Barros of the Commission.

General

1.	Comment: Please note that our reply to your request for confidential treatment for portions of certain exhibits will be provided under separate cover.

Response: The Commission’s comment is noted.

2.
Comment: Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response: The Commission’s comment is noted and the Company is aware that it must file a pre-effective amendment containing pricing-related information prior to circulating the prospectus.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

3.
Comment: Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response: The Commission’s comment is noted. The pre-effective amendment containing the bona fide price range will satisfy the above parameters.

4.
Comment: Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: The Commission’s comment is noted.

5.	Comment: Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

Response: The Commission’s comment is noted. We will, on behalf of the Company, provide proofs of any graphic, visual or photographic information that the Company intends to use in the prospectus.

6.	Comment: Please provide us your analysis as to how you meet the requirements of a “small business issuer.” In particular, please refer to the public float requirement in Rule 405 of Regulation C.

Response: Pursuant to Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”), a “small business issuer” means an entity that meets the following criteria:

a) has revenues of less than $25,000,000;
b) is a U.S. or Canadian issuer;
c) is not an investment company; and
d) if a majority owned subsidiary, the parent corporation is also a small business issuer.

Furthermore, we note that an entity is not a “small business issuer” if it has a public float (the aggregate market value of the outstanding voting and non-voting equity held by non-affiliates) of $25,000,000 or more.

The Company is a U.S. issuer with revenues, in each of its last two fiscal years, of less than $25,000,000. The Company is not either an investment company nor a majority owned subsidiary. Currently, approximately 13.5% of the Company’s outstanding voting and non-voting equity is held by non-affiliates. On a fully-diluted basis, this is approximately 1,035,748 out of a total of 7,695,948 shares. Pursuant to Rule 405 of the Securities Act, in order for the Company to exceed the $25,000,000 public float limitation for a “small business issuer,” the Company’s estimated initial public offering price for its securities would need to be greater than $24.14 per share. The Company does not expect the estimated initial public offering price for its common stock in this offering to be greater than $24.14 per share. Consequently, the Company does not expect it will exceed the $25,000,000 public float limitation for a “small business issuer,” as calculated pursuant to Rule 405 of the Securities Act.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

7.	Comment: A currently dated and signed consent from your independent accountants should be included in the amendment for which effectiveness will be requested.

Response: The Commission’s comment is noted. A currently dated and signed consent from the Company’s independent accountants will be included in the amendment for which effectiveness is requested.

8.
Comment: Please revise your disclosure to identify your basis or the source for the following statements and provide us with third party support for these statements. The supporting documentation should be marked to indicate the text supporting the statements.

•	the majority of hospitals and clinics worldwide lack the infrastructure to store and archive frozen tissues,

•	hospitals today have accumulated enormous libraries of archived FFPE tissue samples taken from the majority of cancer patients,

•	existing methods of RNA extraction from FFPE samples of tumor tissue have not been considered useable for genetic profiling studies, and

•	the isolation of RNA from FFPE tissue with methods that have been published in the past is also unreliable and inconsistent in terms of RNA yield.

Response: In response to this comment, the Company is supplementally providing marked copies of the source data for review by the Commission.

9.	Comment: You make certain claims about your technology, such as

•	Our technologies enable us to use FFPE patient biopsies to provide highly reliable and reproducible analyses, with a success rate of over 90%,

•
We believe that we were the first company to enable access to molecular information contained in FFPE tissue specimens generated in current clinical trials as well as contained in archived FFPE created in the past clinical trials for which clinical outcomes and results are documented, and

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

•
Microarray gene expression profiling analysis of FFPE tissues using RGI methodology accurately separated early stage non-small cell lung cancer (NSCLC) patients into a group with high risk (Group 1) and a group with low risk (Group 2) of cancer recurrence.

Please expand your disclosure to discuss the basis upon which you make these claims. Do these claims arise from clinical studies and research that you conducted? If so, describe the research and the results and any statistical analysis you performed.

Response: In response to this comment, the Company has revised the disclosure on pages 2-3 and 41-43 to expand on the discussion of its technology.

10.
Comment: Please clarify the current status of your services outside the United States. On page 3 you refer to your “multinational clients.” On page 42 you state that you have ongoing relationships with companies abroad. On page 16 you state that you have yet to begin operating labs in Europe and Asia but also state that you currently are subject to international business risks.

Response: In response to this comment, the Company has revised the disclosure on pages 4 and 37 to clarify that while the Company currently provides all of its testing services from its single operating laboratory within the United States, it expects to open new operating laboratories within and outside the United States, on its own or in collaboration with third parties, and to service its foreign clients through these new laboratories in the future.

Prospectus Summary, page 1

11.
Comment: Please revise your summary to briefly describe your “proprietary technology.” For example, does this include the technology described in the bullets beginning on the bottom of page 1 and continuing on page 2?

Response: In response to this comment, the Company has revised the disclosure on pages 2-3 to briefly describe its proprietary technology.

12.
Comment: On page 2 and page 35 of the prospectus you reference various statistics regarding cancer rates and the size of the market for cancer medical costs. The technologies you are developing, however, will only target a subset of the cancer markets, focusing on specific cancers. For example on page 40 you discuss how you are focusing on developing a diagnostic test for early stage lung cancer. Please revise your disclosure of these statistics to provide statistics that reflect the smaller markets that are realistic targets for your business at this time. In the alternative, you may delete the discussion.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

Response: In response to this comment, the Company has revised the disclosure on pages 3, 38 and 44-46 (i) to make clear that the Company is focused on developing diagnostic tests for a variety of different cancers, and (ii) to provide more specific statistics for the cancers that the Company is targeting.

Risk Factors, page 7

Our inability to generate sufficient cash from operations or our inability to raise additional capital . . . , page 7

13.
Comment: Please expand your disclosure to quantify any current expected research expenditures that you have that are material and, to the extent practicable, please quantify how you expect your capital outlays and operating expenditures will increase over the next several years.

Response: In response to this comment, the Company has revised the disclosure on pages 8-9 and 25.

14.	Comment: Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.

Response: In response to this comment, the Company has revised the disclosure on page 8.

15.	Comment: This risk factor also appears to discuss essentially the same risks as the first risk factor. Please combine your discussion into one risk factor.

Response: In response to this comment, the Company has combined its discussion into one risk factor that begins, “Our inability to generate sufficient cash from operations.…”

16.	Comment: The last part of this risk factor regarding your inability to raise additional capital on acceptable terms is a separate risk. Please move this discussion to a separate risk factor.

Response: In response to this comment, the Company has moved the last part of this risk factor into a separate risk factor.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

Our revenue currently is derived primarily from, and is subject to risks faced by, the pharmaceutical industries in the United States and Japan., page 8

17.
Comment: This risk factor as currently written is generic and could apply to any company in your industry completing an initial public offering. Please revise the risk factor to address the specific risks to your company.

Response: In response to this comment, the Company has deleted this risk factor.

Our rights to use technologies licensed from third parties . . . , page 10

18.	Comment: Please expand your disclosure to describe the type and amount of insurance coverage required by your material agreement with USC.

Response: In response to this comment, the Company has revised the disclosure on pages 11-12.

If we fail to maintain our strategic relationships with GSK or Taiho . . . ., page 14

19.
Comment: Please expand this risk factor to disclose the specific circumstances or facts that could cause you to be unable to maintain your relationships with GSK and Taiho or places you at risk for loosing your collaborations with GSK or Taiho. The risk factor as currently written is too generic.

Response: In response to this comment, the Company has revised the disclosure on page 16.

We rely on certain suppliers for some of our laboratory instruments . . . ., page 14

20.
Comment: In this risk factor, you refer to “additional suppliers” that you rely on for other instrumentation necessary for your business. Please identify any suppliers that you substantially rely on for your business. Also, to the extent you have any agreements with such parties, please so indicate and describe in your Business section the material terms of the agreements. You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please disclose the number of suppliers that you use.

Response: In response to this comment, the Company has revised the disclosure on page 17 to eliminate the reference to additional suppliers and limit the risk factor only to the suppliers that the Company substantially relies upon for its business. In addition, the Company will file its agreements with these suppliers as exhibits to the registration statement.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

We rely on third parties for tissue samples and other materials . . . . , page 15

21.
Comment: In this risk factor and on page 44 you discuss the importance to your business plan of having access to clinical samples. What third parties, if any, do you currently rely on for tissue samples? Please identify any key third parties and to the extent you have any agreements with such parties, please so indicate and describe in your Business section the material terms of the agreements. You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please disclose the number of parties that you use.

Response: In response to this comment, the Company has revised the disclosure on page 17.

Failure in our information technology and storage systems . . . . , page 17

22.
Comment: We note your reference in this risk factor to key information technology systems and special storage equipment. Please expand your disclosure briefly in this risk factor and in the Business section to describe your key IT systems and your special storage equipment and how those relate to your current and planned products and services.

Response: In response to this comment, the Company has revised the disclosure on page 19 to expand on its discussion of its key IT systems and special storage equipment.

As a public company, we must implement additional and expensive finance and accounting systems . . . , page 17

23.	Comment: This risk factor, as currently written, could apply to any initial public offering. Please revise it so that it addresses your situation more specifically.

Response: In response to this comment, the Company has revised the disclosure on pages 19-20.

If we become subject to product liability claims . . . , page 17

24.	Comment: Please disclose your level of product liability insurance coverage. Please also disclose the cost to you of such coverage, if material.

Response: In response to this comment, the Company has revised the disclosure on page 20. In addition, the Company advises the Commission that the cost of this coverage to the Company is immaterial.

Our activities involve hazardous materials . . . , page 18

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

25.	Comment: Please disclose whether you maintain insurance for the use of hazardous materials and, if so, the level of coverage. Please also disclose the cost to you of such coverage, if material.

Response: In response to this comment, the Company has revised the disclosure on page 20. In addition, the Company advises the Commission that the cost of this coverage to the Company is immaterial.

Purchasers in this offering will experience immediate and substantial dilution . . . , page 19

26.	Comment: Please revise this risk factor to explain that investors who purchase shares will contribute ____% of the total amount to fund the company but will own only _____% of the shares outstanding.

Response: In response to this comment, the Company will disclose the applicable percentages in a subsequent pre-effective amendment when it has determined the price range and the number of shares to be offered.

Use of Proceeds, page 22

27.
Comment: We note that you may use a portion of the proceeds for potential acquisitions. To the extent known, please revise your disclosure to describe the assets or businesses to be acquired and identify the persons from whom they will be bought. Also, state the cost of the assets and, where such assets are to be acquired from affiliates or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining your cost. In the alternative, please state that you currently have no agreements, understandings or arrangements for any material acquisitions. See instruction 2 to Item 504 of Regulation S-B.

Response: In response to this comment, the Company has revised the disclosure on page 25 to note that the Company has no current agreements, understandings or arrangements for any material acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Significant Judgments and Estimates, page 27

28.
Comment: Please expand your disclosures to address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Consistent with Section V of Financial Reporting Release No. 72, please include the following disclosures:

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

•	Include an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.

•	Specifically address why your accounting estimates or assumptions bear the risk of change.

•
Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

•	Analyze the estimate or assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Response: In response to this comment, the Company has revised the disclosure on pages 30-32.

Results of Operations, page 29

29.
Comment: Please disclose the names of your key customers and the percentage of your revenue that each accounts for. To the extent that you are substantially dependent on any key customer, please add a risk factor to discuss such dependence.

Response: In response to this comment, the Company has revised the disclosure on page 32 to identify its key customers and the percentage of its revenue associated with each such customer. Additionally, the Company has added a risk factor on page 8 to discuss its dependence on these key customers.

30.
Comment: Please revise the comparison of periods to discuss and quantify the reasons for each significant factor that resulted in significant increases or decreases in line items on your financial statements. Refer to Financial Reporting Codification Section 501.04. Based on your existing disclosures, it appears that you could have better quantified your discussion of revenues, cost of revenues, research and development expenses and general and administrative expenses.

Response: In response to this comment, the Company has revised the disclosure on pages 32-33.

31.
Comment: More fully explain in the discussion of 2006 why revenues on prior contracts were recognized on a quarterly basis and why this has changed in the new contract. Clarify if any of the January 2006 $2 million payment was recognized as revenue in 2006.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

Response: In response to this comment, the Company has revised the disclosure on page 32.

32.	Comment: Disclose where the $17,782 gain on sale of property and equipment in 2006 presented in the statement of cash flows is included in the statement of operations.

Response: In response to this comment, the Company has revised the disclosure on page 33.

Nine Months Ended September 30, 2006 and September 30, 2005, page 29

33.	Comment: Please disclose the name of the large customer with whom you entered into a new contract that resulted in a 34.5% decrease in your revenue.

Response: In response to this comment, the Company has revised the disclosure on page 32 to identify the requested customer. The Company has also updated the Amendment with financial information for its most recently completed fiscal year ended December 31, 2006. The Company has therefore expanded its disclosure to provide a year-to-year comparison for the Company’s fiscal year ended December 31, 2006 and December 31, 2005.

Years Ended December 31, 2005 and December 31, 2004, page 30

34.	Comment: Please disclose the names of the customers with whom you entered into new contracts that contributed to the 101.8% increase in your revenue.

Response: The Company has updated the Amendment with financial information for its most recently completed fiscal year ended December 31, 2006. The Company has therefore updated its disclosure to provide a year-to-year comparison for the Company’s fiscal year ended December 31, 2006 and December 31, 2005.

Liquidity and Capital Resources, page 31

35.
Comment: It appears your discussion of material changes in the components of cash flows is just a reiteration of your Statement of Cash Flows. Please include a discussion and analysis of the underlying reasons for material changes in components of cash flows from operating activities, that is, explain why accounts payable and accrued expenses increased in the nine months ended September 30, 2006. Explain why cash provided by accounts receivable was $416,000 in the nine months ended September 30, 2005 as compared to cash used by accounts receivable of $11,000 in the nine months ended September 30, 2006. Please refer to Section IV of the Securities and Exchange Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Conditions and Results of Operations (Release Nos. 33-8350; 34-48960; FR-72).

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

Response: In response to this comment, the Company has revised the disclosure on pages 33-34.

36.
Comment: Please include a discussion of the historical and expected effects of material new contracts and the achievement of revenue recognition milestones on operations and financial position. Disclose the amount and timing of material up-front payments scheduled to be received and to be recognized as revenue from your collaborative agreements over each of the next five years. Discuss any material uncertainties affecting the future realization of revenues.

Response: In response to this comment, the Company has revised the disclosure on pages 33-34 of the Prospectus.

Business, page 34

37.
Comment: Some of the language in this section is too technical for average investors to understand, particularly language under the subheadings “Current technologies to measure gene expression,” “Our Technology” and “Our Strategy.” Please revise the disclosure to substitute the technical language for language that is simple and can be understood by investors. Set forth below are a few examples of language that should be simplified. You should consider these as illustrative and not exhaustive of the language that should be simplified. Please clarify the following statements and phrases:

•
Gene expression microarray technology is based on the principle of hybridization of DNA segments through complementary base-pairing. It refers to a miniaturized array of a large number (up to tens of thousands) of DNA sequences corresponding to most known genes synthesized on a silicon wafer.

•	RNA isolated by RGI-1, although suitable for RT-PCR, is suboptimal for gene expression microarrays due to yield of short fragment size RNA fragments.

•	The DNA isolated by our technology can be subjected to gene amplification, sequence and polymorphism analyses.

•	Our platforms include analysis of single biomarkers using RT-PCR methods as well as global gene interrogation using microarray methods from paraffin or frozen samples.

Response: In response to this comment, the Company has revised the disclosure on pages 40-45 to simplify the language in this section.

38.
Comment: Your disclosure regarding the status of your product candidates in development is fragmented and incomplete. Please revise your disclosure to provide a clear picture of exactly what product candidates you are developing and for what indications and your current status in the development process. In the “Overview” you state that you plan to develop diagnostic tests for cancer and use bioinformatics to generate pharmacogenomic information. Are these the only product candidates you plan to develop? In the “Our Strategy” section you discuss your tests for lung cancer and some other cancer tests? Where exactly are you in the development process and what remains to be completed before the diagnostic tests can be commercialized? What other cancer types are you currently targeting? Throughout the prospectus you refer to “product candidates,” but it is unclear what these product candidates are and where you are in the process of development. Your disclosure should provide a comprehensive list of all your contemplated product candidates and where you are in the development process for each.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

Response: In response to this comment, the Company has revised the disclosure on pages 43-50 of the Prospectus to provide a clearer picture of the product candidates it is developing and its current status in the development process.

Our Strategy, page 39

39.
Comment: We note that you are working to establish relationships with companies abroad to expand your fee for service model outside the United States. Please revise your disclosure to clarify exactly where you are in the process of establish these relationships, and to the extent practicable, discuss when you expect to be able to finalize these relationships so that you are offering your services abroad.

Response: In response to this comment, the Company has revised the disclosure on pages 47-48.

Intellectual Property, page 45

40.
Comment: We note your reference to proprietary rights in four areas. Please expand your disclosure to describe how these proprietary rights relate to the services you currently offer or plan to offer and the product candidates you are developing.

Response: In response to this comment, the Company has revised the disclosure on pages 54-55.

41.	Comment: To the extent you have not already done so, please also expand your disclosure to describe the scope of your proprietary rights, e.g. license, patent, other.

Response: In response to this comment, the Company has revised the disclosure on pages 54-55.

Regulation, page 46

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

42.
Comment: We note your statement that the “FDA will assign commercially marketed test systems into one of three CLIA regulatory categories based on their potential risk to public health.” Which regulatory category will apply to your current and future services and products?

Response: The Company anticipates that its future testing services will involve tests of high complexity and this is the type of CLIA certificate that the Company applied for.

CLIA applies to tests performed in a laboratory, and does not apply to products that are sold to third parties, although those third parties may be required to obtain their own CLIA certification.

43.
Comment: We note your discussion in this section and in the risk factors on page 10 that you applied for CLIA certification in September 2006 and are applying for a license to conduct testing in California. How do you currently offer your services without the CLIA certification and California license? Which of your services and future products are dependent on obtaining this certification and license? Please expand your disclosure in this section and add any appropriate risk factor discussion for any related material risks.

Response: The testing services currently being provided by the Company are not subject to CLIA or require a license in California because the test results are not used for the diagnosis, prevention, or treatment of any disease or condition or to assess the health of individual patients. They are used for research use only. The Company anticipates, however, that in the future, its test results will be used to support its customers’ new drug applications and other marketing applications and perhaps to identify patients who will benefit from a particular therapy once it is approved by the FDA. As noted in the response to Comment 42 above, the Company anticipate that most if not all of the tests that the Company will perform in its laboratories will be considered high complexity tests, for which CLIA certification and state licensure will be required.

Strategic Collaborations, page 48

44.	Comment: Your disclosure of your strategic collaborations is not complete. Please expand your disclosure to discuss the following for each collaboration:

•	For your agreement with USC, please disclose any material fees paid or payable.

•
For your agreement with Affymatrix, please disclose any material fees paid or payable, the existence of royalty provisions and obligations/rights to defend the proprietary rights associated with the relevant technology.

•
For your agreement with Roche, please describe the payment provisions, including any material fees paid or payable and the existence of royalty provisions, exclusivity provisions and obligations/rights to defend the proprietary rights associated with the technology.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

•
For your agreement with Taiho, please disclose any material fees paid or payable, describe what you mean by “certain specified testing services,” and describe the obligations/rights to the proprietary rights associated with the technology.

•	For your agreement with GSK, please disclose the minimum annual payments and upfront payment, to the extent material.

•	For your agreement with Applied Biosystems, please describe the term and termination provisions.

Response: In response to this comment, the Company has revised the disclosure on pages 50-54 to include the amounts of payments made or received under the various agreements during the financial periods covered in the registration statement and to include the additional information requested with regard to each individual agreement.

Facilities, page 51

45.	Comment: Please include any material lease agreements as exhibits. See Item 601(b)(10)(i)(D) of Regulation S-B.

Response: In response to this comment, the Company has filed its lease agreement as an exhibit with the Amendment.

Management, page 52

Executive Compensation, page 55

46.
Comment: In your next amendment, please update your executive compensation table for the fiscal year ended December 31, 2006. Please also update your disclosure to comply with the new executive compensation disclosure requirements as discussed in our Release No. 33-8732A.

Response: The Company has updated the executive compensation table for the fiscal year ended December 31, 2006 in compliance with the new executive compensation disclosure requirements as discussed in the Commission’s Release No. 33-8732A.

Certain Relationships and Related Party Transactions, page 62

47.	Comment: Please disclose Richard M. Smith’s relationship to the company.

Response: In response to this comment, the Company has revised on page 69 to note that Mr. Smith is the founder of the Company and the father of David M. Smith, our Vice Chairman of the Board.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

48.	Comment: Please expand your disclosure of the promissory notes to disclose accrued interest and the material terms, including interest rate and payment terms.

Response: In response to this comment, the Company has revised on page 69 to expand on the material terms of the promissory notes, including interest rate, accrued interest and payment terms.

49.
Comment: Please update your disclosure to comply with the new related party disclosure requirements as discussed in our Release No. 33-8732A. We note that the new requirements apply to transactions which exceed the lesser of $120,000 or one percent of the average total assets at year-end for the last three fiscal years. Please revise your disclosure accordingly.

Response: The Company supplementally advises the Commission that no update to the current disclosure is necessary in order for the Company to be in compliance with the new related party disclosure requirements as discussed in our Release No. 33-8732A.

Exhibits

50.
Comment: Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will need time to review it prior to granting effectiveness of the registration statement.

Response: The Commission’s comment is noted and the Company is aware that it must file its remaining exhibits sufficiently in advance of its request for effectiveness in order to afford the Commission appropriate time to review such exhibits.

Financial Statements

51.
Comment: Please present pro forma net loss per share for the year ended December 31, 2005 and the nine months ended September 30, 2006 calculated as if all the convertible preferred stock and convertible notes payable, including accrued but unpaid dividends and interest, respectively, were converted into common stock as of the beginning of the year ended December 31, 2005 or from their respective date of issuance, if issued after the beginning of the year. Please make similar changes to your presentation in Selected Financial Data on page 26 and Summary Financial Data on page 6.

Response: As disclosed in Notes 6 and 10 to the consolidated financial statements included in the Registration Statement, the conversion ratios related to the convertible preferred stock and convertible notes payable are based on the initial public offering price of the common stock. Accordingly, the Company will update the financial statements and the applicable sections of the Registration Statement on Form SB-2 to include the requested pro forma information once pricing information becomes available.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

52.
Comment: Explain to us and in the filing why you believe it is appropriate to recognize the $179,000 included in other income for the nine months ended September 30, 2006. Include in your explanation how you are accounting for the equipment involved and the other aspects of the contract.

Response: In response to this comment, the Company supplementally advises the Commission of the following:

•
The Company entered into an agreement with an individual to perform testing services related to numerous tumor samples in March 2006 (the “Agreement”). The Agreement required the testing of a specified number of samples which was completed by the Company by the quarter ended June 30, 2006.

•
In order to perform the testing services set forth in the Agreement, the Company was required to purchase an additional laboratory workstation. The Agreement provided that the purchase of this equipment (which was estimated to be $200,000) be paid by the customer as part of this agreement to perform testing services. The actual cost of the equipment was $179,000.

•
The equipment purchased by the Company in connection with this Agreement is consistent with the equipment used by the Company in its on-going testing operations. The provisions of the Agreement provided that the equipment purchased as part of the above noted Agreement would be retained by the Company for use in its on-going operations.

•	The Company continues to use the above noted laboratory equipment in its current operations and expects to do so through the remaining life of the equipment which is estimated to be five years.

•
As discussed in the Registration Statement on Form SB-2, the Company currently generates revenues through its testing services performed on behalf of large pharmaceutical companies. The Agreement entered into, as described above, and other similar arrangements have historically represented less than 5% of total annual revenues. Further, it is not expected that agreements of this nature will be entered into on a recurring basis going forward.

Based on the terms of the Agreement combined with the factors described above, the Company believed it was appropriate to record the cost of equipment purchased (or $179,000) in connection with this Agreement as a fixed asset with a corresponding amount recognized as other non-operating revenue.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

The Company has also expanded its disclosure on page F-8 to provide additional background regarding this transaction and the related accounting.

53.
Comment: Net income for 2005 was $1.9 million. Net income for the nine months ended September 30, 2005 was $2.1 million. That indicates that a loss of $200,000 was recognized in the quarter ended December 31, 2005. Please explain why this occurred and disclose and quantify any significant fourth quarter adjustments made and explain why those adjustment amounts, if any, should not have been recognized in an earlier quarter.

Response: In response to this comment, the Company supplementally advises the Commission of the following:

The net loss of approximately $140,000 recognized in the quarter ended December 31, 2005 as compared to a net income of approximately $2.1 million for the nine months ended September 30, 2005 is primarily attributable to the following factors:

•  An approximately $255,000 increase in research and development expenses during the fourth quarter of fiscal year 2005 as compared to average quarterly research and development expenses incurred during the first three quarters ended September 30, 2005. This increase in the fourth quarter of 2005 is directly attributable to the increased volume of research samples the Company processed during the fourth quarter in connection with its efforts to refine and expand its analytical capabilities.

•  Gross profit declined from approximately 75% for the nine months ended September 30, 2005 as compared to 72% for the quarter ended December 31, 2005 which represents a decrease in gross profit of approximately $625,000 in the fourth quarter of 2005 as compared to the average gross profit for the first three quarters of fiscal 2005. The decline in gross profit in the fourth quarter is primarily attributable to the termination of an agreement with a significant customer at the end of the third quarter of 2005 and the timing of samples submitted to the Company for testing.

•  The above noted changes were offset by a decrease in general and administrative expenses and an increase in interest income of approximately $50,000 and $15,000, respectively, in the fourth quarter of fiscal year 2005 as compared to the average amount incurred/recognized in the first three quarters of fiscal year 2005.

Note 8. License and Collaborative Agreements

54.
Comment: Please tell us why you don’t disclose here the material terms of your agreements with Taiho Pharmaceutical Co., Ltd., GlaxoSmithKline Corporation and other partners that pay you material up-front payments. Please disclose your revenue recognition policy for upfront payments received under these agreements. Please tell us how your revenue recognition for upfront payments complies with SAB 104 and how you considered EITF 00-21.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

Response: In response to this comment, the Company has revised the disclosure under Note 9 to expand on the material terms of these agreements, including a discussion of any material up-front payments.

The Company has received up-front payments in connection with agreements entered into with Taiho Pharmaceutical Co., Ltd., SmithKline Beecham Corporation and GlaxoSmithKline Biologicals. In each agreement, the up-front payment received was non-refundable and represented an advance against future services to be performed. Each of these agreements also included provisions requiring the customer to submit a minimum number of test samples to the Company during a specified period of time over the term of the agreement. The agreements either specified the period in which the advance fees should be credited against testing services performed by the Company in that period or the up-front fees were to be applied against testing services performed in excess of the minimum amount of services to be performed in specified periods during the term of the agreement. Pursuant to Topic 13 of SAB 104, Revenue Recognition, such fees should be earned as the services are performed over the term of the respective agreement. Accordingly, the Company’s accounting policy is to defer up-front payments upon receipt and recognize the revenue as the services are performed in each respective period set forth in the agreement.

The “deliverables” in all of the agreements in which up-front payments are received are limited to testing services. As a result, the Company does not believe that there are multiple deliverables in its agreements and accordingly, EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, is not applicable.

Note 10. Stock Option Plan, pages F-15-17

55.
Comment: Please tell us what the exercise price will be for the 50,000 options for which the exercise price is not yet determined if the IPO is not completed. Please tell us if the options will be worthless or if there is a default exercise price in the event the IPO is not completed.

Response: The Company supplementally advises the Commission that it is in the process of amending the option agreements covering the options for which the exercise price is not yet determined if the IPO is not completed to add the following provision:

“Should no initial public offering take place by September 25, 2007, the Company shall fix the exercise price to be equal to the Company's fair market value on that date.”

56.
Comment: Provide us the number of stock options granted after September 30, 2006 through the date of your response. Also provide the exercise price, the fair value of the stock on the date of grant and how that fair value was determined.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
March 15, 2007

Response: The Company supplementally advises the Commission that no new stock options have been granted by the Company since September 30, 2006. Concurrent with the completion of this offering and pursuant to the employment agreement between the Company and each of Ms. Danenberg, Mr. Stankovich, Mr. Clark and Ms. McNairn, the Company will grant to these officers, non qualified stock options to purchase the Company’s common stock at a price equal to the initial public offering price of the Company’s common stock in this offering.

*      *      *      *      *

When appropriate, the Company will provide a written request for acceleration of the effective date of the registration statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 of the Securities Act regarding requesting acceleration of the effectiveness of the registration statement.

We hope that the above responses and the related revisions to the Amendment will be acceptable to the Commission. Please call the undersigned at (212) 692-6770 with any comments or questions regarding the Amendment.

Very truly yours,

/s/ Faith L. Charles
Faith L. Charles